PEAK POSITIONING TECHNOLOGIES INC.

CERTIFICATE

Abridgement of Time Pursuant to Regulation 54-101 respecting Communication with

Beneficial Owners of Securities of a Reporting Issuer

Reference is made to the annual meeting of holders of common shares in the capital of Peak Positioning Technologies Inc. (the "Corporation") scheduled to be held on June 30, 2020 (the "Meeting").

I, Johnson Joseph, President and Chief Executive Officer of the Corporation hereby certify in my capacity as an officer of the Corporation, for and on its behalf and not in my personal capacity, that:

1. All proxy-related materials in connection with the Meeting are being sent in compliance with Regulation 54-101 respecting Communication with Beneficial Owners of Securities of a Reporting Issuer ("54-101") in compliance with the applicable timing requirements set out in section 2.9 and 2.12 of 54-101.

2. The Corporation has arranged to carry out in connection with the Meeting all of the requirements of 54-101 in addition to those described in item 1 above.

3. The Corporation is relying upon Section 2.20 of 54-101 in connection with the abridgement of certain of the time periods specified in 54-101 in respect of the Meeting.

The terms "beneficial owner" and "proxy-related materials" as used in this Certificate shall have the respective meanings ascribed thereto in 54-101.

DATED at this 20th day of May, 2020

PEAK POSITIONING TECHNOLOGIES INC.

By:	(s) Johnson Joseph
Johnson Joseph
President and Chief Executive Officer